1. Name and Address of Reporting Person
   Lockhart, Robert B.
   4951 Lake Brook Drive
   Suite 500
   Glen Allen, VA 23060
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              17131            D
Common Stock                       06/05/2002 L       V     27.59       A      $39.9300                    I           Employee
                                                                                                                       Stock
                                                                                                                       Purchase Plan
Common Stock                       07/05/2002 L <F1>        26.19       A      $42.0600                    I           Employee
                                                                                                                       Stock
                                                                                                                       Purchase Plan
Common Stock                       08/05/2002 L <F1>        28.28       A      $38.9600   2882.25          I           Employee
                                                                                                                       Stock
                                                                                                                       Purchase Plan
Common Stock                       06/07/2002 L       V     14.7        A      $41.0900                    I           Retirement
                                                                                                                       Savings Plan
Common Stock                       06/28/2002 L       V     13.42       A      $44.1900                    I           Retirement
                                                                                                                       Savings Plan
Common Stock                       07/15/2002 L <F2>        31          A      $43.1500   8251.52          I           Retirement
                                                                                                                       Savings Plan
Common Stock                       06/28/2002 L <F3>  V     18.15       A      $45.2500   9143.03          I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust
Common Stock                                                                              3800             I           Qualified
                                                                                                                       Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $0                                                   03/01/2007 Common                      5100     D
(Right to buy)                                                                 Stock
Stock Options  $0                                                   02/12/2008 Common                      3200     D
(Right to buy)                                                                 Stock
Stock Options  $0                                                   02/11/2009 Common                      3500     D
(Right to buy)                                                                 Stock
Stock Options  $10.469                                              06/07/2006 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $14.219                                              03/01/2007 Common                      13000    D
(Right to buy)                                                                 Stock
Stock Options  $18.755                                              02/12/2008 Common                      13000    D
(Right to buy)                                                                 Stock
Stock Options  $37.45                                               02/11/2009 Common                      14500    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Employee Stock Purchase Plan - monthly purchases through payroll deduction with a dividend reinvestment feature.
<F2>
Retirement Savings Plan - shares are held in the HRH Retirement Savings Plan and can be acquired through payroll deduction, employer match, and discretionary movement of funds. Dividends are reinvested. Administrative charges in the form of shares are deducted by plan trustee.
<F3>
Executive Deferred Stock purchased pursuant to Hilb, Rogal and Hamilton Company Executive Voluntary Deferral Plan and held in trust. Dividends reinvested by trustee. Common stock held in plan will be distributed at times selected by Executive at time of deferral, either in a lump sum or a series of distributions over a number of years.

SIGNATURE OF REPORTING PERSON
/s/ Robert B. Lockhart

DATE
09/04/2002